                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                           CONTANGO OIL & GAS COMPANY
            --------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.04 PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   2107-5N-105
                                 (CUSIP NUMBER)

                          ROBERT SANTISTEVAN, DIRECTOR
                            SOUTHERN UTE INDIAN TRIBE
                             D.B.A. SUIT GROWTH FUND
                          135 EAST 9TH STREET, SUITE H
                             DURANGO, COLORADO 81301
                                 (970) 375-2199
            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 24, 2000
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING
                                    BOX. [ ]

 NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE
   COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER
                     PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 6 PAGES)

 *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND
      FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
                  DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
 TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
   BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
                                     NOTES).

                                  SCHEDULE 13D
CUSIP NO. 2107-5N-105                                          PAGE 2 OF 6 PAGES


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Southern Ute Indian Tribe, dba SUIT Growth Fund
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                          (a) [ ]
                                                                         (b) [ ]
         Not applicable.
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federally recognized Indian tribe organized under the Indian Reorganization Act of 1934
--------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
   NUMBER OF
                                   5,250,000
    SHARES
                           -----------------------------------------------------
                           8.      SHARED VOTING POWER
      BY
                                   0
     EACH
                           -----------------------------------------------------
                           9.      SOLE DISPOSITIVE POWER
   REPORTING
                                   5,250,000
  PERSON WITH
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,250,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D
     CUSIP NO. 2107-5N-105                              PAGE 3 OF 6 PAGES


ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.04 per share ("Common Stock"), of Contango Oil & Gas Company (the "Issuer"). The address of the principal executive office of the Issuer is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f)

This Statement is filed on behalf of the Southern Ute Indian Tribe, dba SUIT Growth Fund (the "Tribe").

The Tribe is a federally recognized Indian tribe organized under the Indian Reorganization Act of 1934. The Tribe performs various investment activities under the dba of SUIT Growth Fund. The address of the principal business and principal office for SUIT Growth Fund is 135 East 9th Street, Suite H, Durango, Colorado 81301.

The Tribe is governed by a tribal council. The Tribe has appointed a Director to oversee its SUIT Growth Fund. The members of the tribal council and the Fund's Director are listed below. The positions held and duties performed by each person listed below represents such person's principal occupation and employment. The principal business address for the Tribe and each Tribal Council member is 116 Capote Drive, Ignacio, Colorado 81137. Each person is a citizen of the United Sates of America.

TRIBAL COUNCIL MEMBERS AND FUND DIRECTOR

John E. Baker, Jr.                          Chairman
Howard Richards                             Vice Chairman
Corliss Taylor                              Treasurer
Pearl Casias                                Council Member
Vida Peabody                                Council Member
Byron Frost Sr.                             Council Member
Dewitt Baker                                Council Member
Robert Santistevan                          Director of the Fund

(d)-(e)

During the last five years, neither the Tribe (dba SUIT Growth Fund) nor, to the best of its knowledge, any of its respective tribal council members or the director of its SUIT Growth Fund (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on June 8, 2000, the Tribe had purchased in the aggregate 2,500,000 shares of Common Stock (the "Shares") and an option to purchase an additional 2,500,000 shares of Common Stock at $1.00 per share (the "Warrant"). The Shares and the Warrant were purchased for an aggregate total consideration of $2,500,000, which amount was obtained from funds reserved for investments on
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                                  SCHEDULE 13D
     CUSIP NO. 2107-5N-105                              PAGE 4 OF 6 PAGES


behalf of the Tribe. On August 24, 2000, the Tribe exercised all of the Warrant for total consideration of $2,500,000, which amount was obtained from funds reserved for investments on behalf of the Tribe. Also, on August 24, 2000, the Tribe entered into a Securities Purchase Agreement with Contango to purchase a Warrant in respect of 250,000 shares of Contango's common stock at $1.00 per share (the "August 2000 Warrant"). The August 2000 Warrant was issued in consideration of $10.00 and is exercisable in full until August 24, 2005.

ITEM 4. PURPOSE OF TRANSACTION

The Shares and the August 2000 Warrant described herein were acquired for investment purposes. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Except as set forth in elsewhere in this Amended Schedule 13D, the Tribe has made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Tribe may consider further investment opportunities with management or the Board of Directors of the Issuer or other stockholders of the Issuer.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

(a) As of the date of this Amended Schedule 13D, the Tribe beneficially owns 5,250,000 shares of Common Stock of the Issuer (approximately 22.7% of the Issuer's shares of Common Stock), 5,000,000 of which are issued and outstanding and an additional 250,000 of which the Tribe has the right to acquire upon exercise of the August 2000 Warrant.

(b) Except for the purchases by the Tribe described herein, neither the Tribe and to the best of its knowledge, none of its respective council members or the Fund's director has effected transactions involving the Issuer's Common Stock during the last 60 days.

(c)-(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the Tribe entered into a Securities Purchase Agreement in June 2000. The Securities Purchase Agreement provides that the Tribe may transfer its securities of the Issuer, subject to compliance with the federal and any applicable state securities laws. The Securities Purchase Agreement, among other things, provides:

o that the Issuer's Board of Directors shall consist of no more than seven members and that one member of the Board of Directors of the Issuer may be elected by the Tribe so long as the Tribe holds five percent or more of the Issuer's Common Stock;

o that the Tribe also has the right of first refusal to purchase its pro rata share of the issuance of any capital stock, or rights, options or warrants to purchase capital stock, of the Issuer; provided, however, that such right of first refusal does not pertain to capital stock issued pursuant to the Issuer's stock option plan or existing options, and furthermore, the right of first refusal expires upon the completion of a public offering of the Issuer's Common Stock which raises at least $10 million in proceeds; and


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                                  SCHEDULE 13D
     CUSIP NO. 2107-5N-105                              PAGE 5 OF 6 PAGES


o    customary "demand" and "piggyback" registration rights.

In connection with the Securities Purchase Agreement dated August 24, 2000 with respect to the Warrant to purchase 250,000 shares of the Issuer's common stock, such agreement, among other things, provides for customary "demand" and "piggyback" registration rights.

The Issuer has also indicated that it intends to appoint John Jurrius, Financial Adviser to the Tribes' SUIT Growth Fund, as a board member, although there is no formal agreement between the parties as to this appointment.

The Issuer and the Tribe entered into the Co-Sale Agreement (as described above) with respect to shares of Common Stock of the Issuer. The Co-Sale Agreement provides that the Tribe may also tag-along its shares of Common Stock with certain sales by the Issuer's president.

Pursuant to the Securities Purchase Agreement, the Tribe received a Warrant to purchase 2,500,000 shares of the Issuer's Common Stock. The Warrant was exercised in full on August 24, 2000.

The Issuer and the Tribe also entered into a Participation Agreement dated June 8, 2000. Under the Participation Agreement, the Tribe has the right but not the obligation to participate, on an acquisition by acquisition basis, in oil and gas prospects and reserves in which the Issuer acquires an interest. The interest the Tribe has the right to acquire in such prospects and reserves will be 18.75% of the interest acquired by the Issuer; however, if the Issuer elects to acquire less than the full interest that it was entitled to acquire in a prospect or reserve, then in addition to the Tribe's 18.75% interest, the Tribe will have the right but not the obligation to acquire all or a part of the interest that the Issuer had elected not to acquire. The oil and gas prospects and reserves that are initially expected to be the subject of the Participation Agreement are those presented to the Issuer under the Agreement dated effective as of September 1, 1999, between the Issuer and Juneau Exploration, L.L.C., which was attached to the Issuer's Form 10-QSB for the quarter ended September 30, 1999.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 --   Securities Purchase Agreement dated as of June 8, 2000 by and between the Issuer and the Tribe.(1)

Exhibit 2 --   Co-Sale Agreement dated as of June 8, 2000 by and between the
               Issuer and the Tribe.(1)

Exhibit 3 --   Option dated as of June 8, 2000.(1)

Exhibit 4 --   Participation Agreement dated as of June 8, 2000 by and between the Issuer and the Tribe.(1)

Exhibit 5 --   Securities Purchase Agreement Between Contango Oil & Gas Company
               and the Southern Ute Indian Tribe dated August 24, 2000, including form of Warrant.

----------

(1) Filed with Schedule 13D dated June 8, 2000.


SIGNATURE
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                                  SCHEDULE 13D
     CUSIP NO. 2107-5N-105                              PAGE 6 OF 6 PAGES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 11th day of September, 2000.

SOUTHERN UTE INDIAN TRIBE, DBA SUIT GROWTH FUND

By: /s/ Robert Santistevan
--------------------------------------------------------------------------------
Name: Robert Santistevan
Title: Director